UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: March 13, 2012

EXHIBIT INDEX

Exhibit 99.1 —	Agreement and Plan of Merger, dated as of March 11, 2012, among Youku Inc., Tudou Holdings Limited and Two Merger Sub Inc.

Exhibit 99.2 —	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc., Gary Wei Wang, First Easy Group Limited and Spring Prosper Group Limited.

Exhibit 99.3 —	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc. and Crescent P.E., Ltd., Crescent Peak, Ltd. and Crescent Peak II Limited.

Exhibit 99.4 —	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc. and Sennett Investments (Mauritius) Pte Ltd.

Exhibit 99.5 —	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc. and GGV II Delaware L.L.C.

Exhibit 99.6 —	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc., IDG Technology Venture Investment III, L. P. and IDG Technology Venture Investment IV, L.P.

Exhibit 99.7 —	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd. and 1Look Holdings Ltd.

Exhibit 99.8 —	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited and Brookside Capital Partners Fund, L.P.

Exhibit 99.9 —	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Maverick Fund USA, Ltd. and other shareholders parties thereto.

Exhibit 99.10 —	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Sutter Hill Ventures and other shareholders parties thereto.

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